Free Writing Prospectus pursuant to Rule 433 dated November 7, 2025

Registration Statement No. 333-284538

Market Linked Notes — Auto-callable with Contingent Coupon with Memory Feature and Principal Return at Maturity

Notes Linked to the Lowest Performing of the Class A Common Stock of Meta Platforms, Inc. (formerly Facebook, Inc.), the Common Stock of Super Micro Computer, Inc., the Class A Common Stock of The Trade Desk, Inc., the Class A Common Stock of Robinhood Markets, Inc. and the Class A Common Stock of Affirm Holdings, Inc. due November 25, 2030

Summary of Terms		Calculation days:	monthly, on the 20th day of each month, commencing December 2025 and ending October 2030, and the final calculation day
Company (Issuer) and Guarantor:	GS Finance Corp. (issuer) and The Goldman Sachs Group, Inc. (guarantor)

Market Measures (each referred to as an “underlying stock,” and collectively as the “underlying stocks”):

the Class A common stock of Meta Platforms, Inc. (formerly Facebook, Inc.) (current Bloomberg ticker: “META UW”), the common stock of Super Micro Computer, Inc. (current Bloomberg ticker: “SMCI UW”), the Class A common stock of The Trade Desk, Inc. (current Bloomberg ticker: “TTD UQ”), the Class A common stock of Robinhood Markets, Inc. (current Bloomberg ticker: “HOOD UW”) and the Class A common stock of Affirm Holdings, Inc. (current Bloomberg ticker: “AFRM UW”)

		Call dates:	monthly; the calculation days commencing in November 2026 and ending in October 2030, inclusive
		Contingent coupon payment dates:	monthly, on the third business day following each calculation day; provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date
Maturity payment amount (for each $1,000 face amount of your notes):

If the notes are not automatically called prior to the stated maturity date, you will be entitled to receive on the stated maturity date a cash payment per note in U.S. dollars equal to the maturity payment amount (in addition to the final contingent coupon payment and any previously unpaid contingent coupon payments, if due). The “maturity payment amount” per note will equal $1,000.

Pricing date:	expected to be November 20, 2025
Issue date:	expected to be November 25, 2025
Final calculation day:	expected to be November 20, 2030
Stated maturity date:	expected to be November 25, 2030
Starting price:	with respect to an underlying stock, the stock closing price of such underlying stock on the pricing date
Performance factor:	with respect to an underlying stock on any calculation day, the quotient of (i) its stock closing price on such calculation day divided by its starting price (expressed as a percentage)	CUSIP:	40058QYQ6
		Tax consequences:	See “Supplemental Discussion of U.S. Federal Income Tax Considerations” in the accompanying preliminary pricing supplement

Lowest performing underlying stock:	for any calculation day, the underlying stock with the lowest performance factor on that calculation day	Underwriting discount:

up to 3.025% of the face amount*; Wells Fargo Securities, LLC (“WFS”) is the agent for the distribution of the notes. WFS will receive the underwriting discount of up to 3.025% of the aggregate face amount of the notes sold. The agent may resell the notes to Wells Fargo Advisors (“WFA”) at the original issue price of the notes less a concession of 2.00% of the aggregate face amount of the notes. In addition to the selling concession received by WFA, WFS advises that WFA may also receive out of the underwriting discount a distribution expense fee of 0.075% for each $1,000 face amount of a note WFA sells.

Automatic call:

If the stock closing price of the lowest performing underlying stock on any call date, inclusive, is greater than or equal to its starting price, the notes will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per note in U.S. dollars equal to the face amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments. The notes will not be subject to automatic call until the November 2026 calculation day.

Contingent coupon payment:

Subject to the automatic call, on each contingent coupon payment date, for each $1,000 of the outstanding face amount, you will receive a contingent coupon payment equal to at least $8.334 (equivalent to a contingent coupon rate of at least approximately 10.00% per annum) (set on the pricing date) if, and only if, the stock closing price of the lowest performing underlying stock on the related calculation day is greater than or equal to its coupon threshold price. In addition, if the stock closing price of the lowest performing underlying stock on one or more calculation days is less than its coupon threshold price and, on a subsequent calculation day, the stock closing price of the lowest performing underlying stock is greater than or equal to its coupon threshold price, on the contingent coupon payment date related to such subsequent calculation day you will receive the contingent coupon payment due for that subsequent calculation day plus all previously unpaid contingent coupon payments (without interest on amounts previously unpaid).

* In addition, in respect of certain notes sold in this offering, GS&Co. may pay a fee of up to 0.30% of the aggregate face amount of the notes sold to selected securities dealers in consideration for marketing and other services in connection with the distribution of the notes to other securities dealers.

Any return on the notes will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any underlying stock.

You should read the accompanying preliminary pricing supplement dated November 7, 2025, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•
Preliminary pricing supplement dated November 7, 2025
•
WFS product supplement no. 8 dated October 20, 2025
•
Prospectus supplement dated February 14, 2025
•
Prospectus dated February 14, 2025

Coupon threshold price:	with respect to an underlying stock, 80% of its starting price

The estimated value of your notes at the time the terms of your notes are set on the pricing date is expected to be between $885 and $915 per $1,000 face amount. See the accompanying preliminary pricing supplement for a further discussion of the estimated value of your notes.

Call settlement date:	the contingent coupon payment date immediately following the applicable call date

The notes have more complex features than conventional debt securities and involve risks not associated with conventional debt securities. See “Risk Factors” in this term sheet and in the accompanying preliminary pricing supplement. This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying stocks, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, WFS product supplement no. 8 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, WFS product supplement no. 8 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, WFS product supplement no. 8 and preliminary pricing supplement if you so request by calling (212) 357-4612.

Risk Factors

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying WFS product supplement no. 8, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of risk factors discussed in the accompanying preliminary pricing supplement (but not those discussed in the accompanying WFS product supplement no. 8, accompanying prospectus supplement and accompanying prospectus). In addition to the below, you should read in full “Selected Risk Considerations” in the accompanying preliminary pricing supplement, “Risk Factors” in the accompanying WFS product supplement no. 8, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

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The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Pricing Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Offering Price Of Your Notes
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The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
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You May Receive Only the Face Amount of Your Notes at Maturity
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You May Not Receive a Contingent Coupon on Any Contingent Coupon Payment Date
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Because the Notes Are Linked to the Performance of the Lowest Performing Underlying Stock, You Have a Greater Risk of Receiving No Contingent Coupons Than If the Notes Were Linked to Just One Underlying Stock
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A Higher Contingent Coupon and/or a Lower Coupon Threshold Price May Reflect Greater Expected Volatility of the Underlying Stocks, and Greater Expected Volatility Generally Indicates An Increased Risk of Declines in the Prices of the Underlying Stocks
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Your Notes Are Subject to Automatic Redemption
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The Contingent Coupon Does Not Reflect the Actual Performance of the Underlying Stocks from the Pricing

Date to Any Calculation Day or from Calculation Day to Calculation Day

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The Market Value of Your Notes May Be Influenced By Many Unpredictable Factors
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We Will Not Hold Shares of the Underlying Stock for Your Benefit
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You Have No Shareholder Rights or Rights to Receive Any Underlying Stock

Additional Risks Related to the Class A Common Stock of Robinhood Markets, Inc. and the Class A Common Stock of Affirm Holdings, Inc.

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The Class A Common Stock of Robinhood Markets, Inc. and the Class A Common Stock of Affirm Holdings, Inc. Have a Very Limited Trading History

Risks Related to Tax

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Certain Considerations for Insurance Companies and Employee Benefit Plans
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We Intend to Treat Your Notes as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes
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Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.